Exhibit 6.1

May 7, 2020

Darian Ahler

Dear Darian:

Wavemaker Labs (the “Company”) is pleased to offer you the position of Chief Executive Officer of Future Pearl Labs, Inc. dba Bobacino on the following terms:

Position. Your title will be Chief Executive Officer, and you will report to the Board of Directors. This is a part-time position, equivalent to approximately 40 hours per month. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Compensation. The below outline is for part-time contributions leading up to and through forthcoming fundraising efforts for Company:

Starting:

1. 2% equity of Future Pearl Labs, Inc. dba Bobacino, to be granted as 8,000 stock options, which will fully vest over 4 years. Vesting start date of May 1, 2020.

Milestones:

1.	2% equity (8,000 stock options) once we raise $750,000 from a Regulation CF campaign (or multiple rounds)

2.	1% equity (4,000 stock options) once Bobacino signs a commercial agreement worth at least $5,000,000 (including upfront revenue + monthly service fees for a period of 60 months)

If your role within Future Pearl Labs, Inc. changes to a different role, the above compensation will still apply.

Confidentiality; Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A. We wish to impress upon you that we do not want you to, and we hereby direct you not to, bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer. You will disclose to the Company in writing any other gainful employment, business or activity that you are currently associated with or participate in that competes with the Company.

Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

Tax Matters.

1.	a) Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

2.	b) Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

Authorization to Work. Please note that because of employer regulations adopted in the Immigration Reform and Control Act of 1986, within three (3) business days of starting your new position you will need to present documentation demonstrating that you have authorization to work in the United States. If you have questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, please let us know.

Interpretation, Amendment and Enforcement. This letter agreement and Exhibit A supersede and replace any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in California in connection with any Dispute or any claim related to any Dispute.

Expiration. This offer is valid for a period of five days from the date of delivery and will automatically expire after such time.

Start Date. If you accept our offer, your first day of employment will be May 11, 2020.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

_____________________

Buck Jordan, Managing Partner

Wavemaker Labs buck@wavemaker.vc

Agree and accepted:

_______________________.                              Date______________

Darian Ahler

Attachment:

Exhibit A: IP and Confidentiality Agreement